

DIVISION OF
CORPORATION FINANCE

Mail Stop - 4561

July 17, 2009

Mr. Carl J. Chaney
President and Chief Executive Officer
Hancock Holding Company
One Hancock Plaza
Gulfport, Mississippi 39501

Re: Hancock Holding Company
Form 10-K for December 31, 2008
File Number 0-13089

Dear Mr. Chaney:

This letter is to advise you that we have completed our reviewed the above referenced filing and the related material, and we have no further comments.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: 228 868-4627